UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock, par value HK$0.10 per share

(Title of class of securities)

763991-02-3

(CUSIP Number)

Mi Zeng Xin

Capital Mansion

6 Xinyuan Nan Road

Chaoyang District

Beijing 10004, China

Tel: 8610-6466-5534

with a copy to:

Lawrence Vranka, Jr.

Linklaters

1345 Avenue of the Americas

New York, NY 10105

Tel: 212-903-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763991-02-3	13D	Page 2 of [ ] Pages

1	NAME OF REPORTING PERSON. CITIC Group I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 66-0598708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 268,905,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 763991-02-3	13D	Page 3 of [ ] Pages

1	NAME OF REPORTING PERSON. CITIC Projects Management (HK) Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 268,905,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 763991-02-3	13D	Page 4 of [ ] Pages

1	NAME OF REPORTING PERSON. CITIC Asia Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 268,905,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 763991-02-3	13D	Page 5 of [ ] Pages

1	NAME OF REPORTING PERSON. Able Star Associates Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 268,905,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

Introduction

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on February 20, 2007 (the “Schedule 13D”) by CITIC Group (“CITIC”), CITIC Projects Management (HK) Limited (“CITIC Projects”), CITIC Asia Limited (“CITIC Asia”), and Able Star Associates Limited (“Able Star”), relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On February 13, 2007, SES, a société anonyme organized and existing under the laws of the Grand Duchy of Luxembourg, as the successor entity to Société Européenne, entered into a Share Redemption Agreement (the “SRA”) with GE CFE Luxembourg S.à r.l., a Luxembourg company (“GECFE”), GE Capital Equity Holdings, Inc., a Delaware Corporation (“GECH”) and General Electric Capital Corporation, a Delaware corporation (“GECC”) (collectively, the “GE Parties”). The SRA provides for a transaction (the “Exchange Transaction”) in which SES will contribute certain assets (the “Transferred Assets”) and cash to a newly formed subsidiary, SES International Holdings, Inc. (“SIH”), and, upon the terms and subject to the conditions set forth in the SRA, SES will redeem the GE Parties’ holding of shares in SES (the “SES Shares”) for consideration in kind consisting of all the outstanding shares of SIH.

The Transferred Assets include, among other assets, SES’s indirect ownership of 133,107,975 Y Ordinary Shares (the “Bowenvale Shares”) of Bowenvale Limited, a British Virgin Islands company (“Bowenvale”). The Bowenvale Shares represent 50% of the total outstanding voting shares of Bowenvale and 49.5% of the total equity interest in Bowenvale. The sole asset of Bowenvale is 268,905,000 shares of Issuer Common Stock.

Upon the completion of the Exchange Transaction on March 29, 2007, GE Pacific-1 Holdings, Inc., a Delaware corporation (“Pacific 1”); GE Pacific-2 Holdings, Inc., a Delaware corporation (“Pacific 2”) and GE Pacific-3 Holdings, Inc., a Delaware corporation (“Pacific 3”, and collectively with Pacific 1 and Pacific 2, the “GE Entities”) collectively acquired SES’s 49.5% economic interest and 50% voting interest in Bowenvale, which in turn currently owns 268,905,000 shares of Issuer Common Stock or approximately 68.9% of the issued and outstanding Issuer Common Stock. CITIC, through its wholly owned subsidiary Able Star, owns the remaining 50% voting interest in Bowenvale and 50.5% equity interest in Bowenvale.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following paragraphs:

On February 13, 2007, the Issuer and AsiaCo Acquisition Ltd. (formerly named as Modernday Limited, the “Offeror”), a company jointly owned by Able Star and GE Capital Equity Investments, Inc. (“GE Equity”), announced the proposed privatization of the Issuer through a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended (the “Scheme”), to cancel all of the shares not already held by Bowenvale in exchange for HK$18.30 per share, resulting in a reduction of the issued share capital of the Issuer, and to issue new shares to the Offeror (the “Share Proposal”). Concurrently with the implementation of the Share Proposal, the Offeror has proposed to acquire outstanding options to purchase the Issuer’s shares (the “Option Proposal” and, together with the Share Proposal, the “Proposals”).

As soon as practicable after the Scheme becomes effective, CITIC and GECC intend to cause the Issuer to apply to the Stock Exchange of Hong Kong Limited (the “SEHK”) for the withdrawal of the listing of the Issuer’s shares on the SEHK and to apply for the de-listing of the American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). In addition, provided the relevant conditions are satisfied, CITIC and GECC intend to file a Form 15 with the Securities and Exchange Commission to request that the Issuer’s reporting obligations under the Act, be terminated or suspended. CITIC and GECC also intend to seek to cause the Issuer to terminate the Amended and Restated Deposit Agreement, dated as of 28 September 2001, among the Issuer, the Bank of New York and holders of ADSs.

It is the intention of CITIC and GECC to maintain the existing businesses of the Issuer upon successful privatization of the Issuer. CITIC and GECC do not intend to introduce any major changes to the existing operating and management structure of the Issuer, or to discontinue the employment of any employees of the Issuer. CITIC and GECC also expect that there will be no material change to the existing business (such as business focus and operating model) of the Issuer as a result of the completion of the Proposals.

CITIC and GECC intend to retain the Issuer’s existing senior management team to manage the Issuer after completion of the Scheme, except that the SES appointees to the Issuer’s Board of Directors, namely Mr. Romain Bausch, Ms. Cynthia Dickins and Mr. Mark Rigolle have resigned as directors upon completion of the Exchange Transaction, and the GE Entities have appointed four directors to the Issuer’s Board of Directors for so long as the Issuer remains public. The four directors appointed by the GE Entities are Mr. Ronald J. Herman, Jr., Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku. With effect from the completion of the Exchange Transaction, the chairman of the Issuer is Mr. Mi Zeng Xin and the deputy chairman is Mr. Ronald J. Herman, Jr., both of whom will hold office until December 2008. No determination has yet been made as to whether, and if so, how, the composition of the Issuer’s Board of Directors may be changed upon completion of the Proposals.

CITIC, Able Star, Bowenvale, General Electric Company (“GEC”) and the GE Entities executed a Shareholders’ Agreement, dated March 29, 2007, in respect of Bowenvale (the “Bowenvale Shareholders’ Agreement”), which contains a provision prohibiting CITIC or the GE Entities from transferring any Bowenvale shares for a period of three years. After the successful privatization of the Issuer, CITIC and the GE Entities may consider entering into a simpler shareholders’ agreement in respect of Bowenvale to reflect the Issuer’s status as a private company, as opposed to a publicly listed company, and CITIC and GECC contemplate that they will assess whether to revise the Issuer’s By-Laws to reflect its change from a public to a private company.

The responses of the Reporting Persons under Item 6 hereof are incorporated herein by reference. This item is qualified in its entirety by reference to the Bowenvale Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.6.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) Able Star owns a 50.5% economic interest in Bowenvale and 50% of the voting interests in Bowenvale. To the best of the Reporting Persons’ knowledge, the remaining 49.5% economic interest in Bowenvale (which represents 50% of the voting interests in Bowenvale) is held by the GE Entities. As noted in Item 3 above, Bowenvale’s sole asset is 268,905,000 shares (68.9% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 133,107,975 of the shares of Issuer Common Stock that are held by Bowenvale, as being attributable to the GE Entities’ 49.5% beneficial ownership interest in Bowenvale.

For the purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own Issuer Common Stock as a result of Able Star’s ownership of 50.5% of the outstanding shares of Bowenvale. None of the Reporting Persons, other than Able Star, has direct voting power over the Issuer Common Stock owned by Bowenvale, and they are filing solely in their capacities as parent companies of, and indirect beneficial owners of, the Issuer Common Stock owned by Able Star through its ownership of Bowenvale shares. Able Star’s voting power over the Issuer Common Stock held by Bowenvale is subject to the Bowenvale Shareholders’ Agreement referred to in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following paragraphs:

On February 13, 2007, CITIC, Able Star, GECC and GE Equity entered into a Co-operation Agreement (the “Co-operation Agreement”) pursuant to which the parties agreed, among other things, on (i) how the conduct of the proposed privatization of the Issuer would be regulated, including but not limited to using reasonable endeavors to take all steps necessary or desirable in connection with the implementation of and obtaining all necessary clearances for the privatization and agreeing to discuss significant matters in respect of the privatization in good faith, (ii) using reasonable endeavors to amalgamate the Issuer Common Stock held by the Offeror and Bowenvale after the successful privatization in a manner to be discussed in good faith, (iii) the sharing of expenses in respect of the privatization, and (iv) the basis upon which the parties will enter into a new shareholders’ agreement in respect of Bowenvale. A copy of the Co-operation Agreement is attached hereto as Exhibit 99.7.

On February 13, 2007, CITIC , GE Equity, the Offeror, Able Star and GEC entered into a Shareholders’ Agreement (the “Offeror Shareholders’ Agreement”) regulating the parties’

respective rights and obligations (whether direct or indirect) in respect of the Offeror and, upon completion of the Scheme, the Issuer Common Stock acquired by the Offeror as a result of the privatization. The key provisions of the Offeror Shareholders’ Agreement reflect those of the Bowenvale Shareholders’ Agreement, and will become effective only upon the Offeror acquiring all of the issued and outstanding Issuer Common Stock not already owned by Bowenvale (“Completion”) and include, among other things, (i) an agreement to transfer the Offerer’s interest in the Issuer to Bowenvale as soon as reasonably practicable after Completion, (ii) the reorganization of the capital structure of the Offeror, (iii) provisions governing the composition of the Board of Directors of the Offeror, (iv) provisions governing the representation of the Offeror’s directors on the Board of Directors of the Issuer, (v) rules governing the operation of meetings of the Offeror’s board of directors and shareholders, (vi) the exercise of voting rights in the Offeror, and (vii) restrictions on disposals of shares in the Offeror for a period of three years subject to certain exceptions. A copy of the Offeror Shareholders’ Agreement is attached hereto as Exhibit 99.8.

Pursuant to the Bowenvale Shareholders Agreement, the GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the shares of Issuer Common Stock held by Bowenvale. If the instructions of Able Star and the GE Entities are the same, Bowenvale will vote all of its shares of Issuer Common Stock according to their common instruction. If their instructions are different, the Bowenvale Shareholders Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GE to terminate the Bowenvale Shareholders Agreement. Following a termination of the Bowenvale Shareholders Agreement, the parties must cause the transfer or distribution of each shareholder’s attributable share of Issuer Common Stock held by Bowenvale. Until such transfer or distribution, Bowenvale must vote according to each shareholder’s instructions Issuer Common Stock held by Bowenvale attributable to such shareholder. Notwithstanding such arrangements, certain material corporate events may not occur unless each of the GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its shares of Issuer Common Stock accordingly.

Pursuant to the Bowenvale Shareholders Agreement, the rights of each of the GE Entities and Able Star to dispose of their Bowenvale shares, and to require Bowenvale to dispose of their attributable shares of Issuer Common Stock, are subject to certain consent rights held by the other party. After the third anniversary of the date of the completion of the Exchange Transaction, each of the GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the Bowenvale Shareholders Agreement, which consent shall not be unreasonably withheld.

Each of the GE Entities and Able Star have, under the Bowenvale Shareholders Agreement, the right to receive and the power to direct the receipt of dividends received by Bowenvale in respect of, or the proceeds from the sale by Bowenvale of, Issuer Common Stock held by Bowenvale that are attributable to the GE Entities and Able Star, as the case may be. Bowenvale may not dispose of any of its shares of Issuer Common Stock or enter into any agreement in respect of the votes attached to Issuer Common Stock, except that after the completion of the Exchange Transaction, each of the GE Entities or Able Star may direct Bowenvale to dispose of all or a part of Issuer Common Stock attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

The Bowenvale Shareholders’ Agreement provides that the Board of Directors of the Issuer will comprise eight directors, and for so long as the Issuer remains listed on the SEHK, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer, and three independent non-executive directors. The GE Entities and Able Star shall each be entitled to appoint four directors to the Board of Directors of the Issuer. The right to nominate a chairman and a deputy chairman will rotate on a biennial basis between the GE Entities and Able Star, with each nominee to hold office for two years. The quorum for meetings of the Board of Directors of the Issuer will be two directors, one appointed by the GE Entities and one appointed by Able Star. Decisions of the Board of Directors will be by unanimous vote of those directors present. Neither the chairman nor deputy chairman will have an additional vote at board meetings.

Upon the successful privatization of the Issuer, Able Star and the GE Entities may consider entering into a simpler shareholders’ agreement in respect of Bowenvale to reflect the Issuer’s status as a private company, as opposed to a publicly listed company. In addition, under the Bowenvale Shareholders Agreement, as soon as is reasonably practicable after the completion of the proposed privatization of the Issuer, the Offeror will be merged with Bowenvale and the Offeror’s interest in the Issuer will be transferred to Bowenvale.

This item is qualified in its entirety by reference to the Letter Agreement, which was filed as Exhibit 99.4 to the Schedule 13D, the Bowenvale Shareholders’ Agreement, the Co-operation Agreement and the Offeror Shareholders’ Agreement, copies of which are attached hereto as Exhibits 99.6-99.8.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

99.6 Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007.

99.7+ Co-operation Agreement, by and among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc, dated February 13, 2007.

99.8+ Shareholders’ Agreement, by and among, GE Capital Equity Investments, Inc., Able Star Associates Limited, CITIC Group, General Electric Company and AsiaCo Acquisition Ltd., dated February 13, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007	CITIC GROUP

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

CITIC PROJECTS MANAGEMENT (HK) LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

CITIC ASIA LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

ABLE STAR ASSOCIATES LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIC

The names of the Directors and the names and titles of the Executive Officers of CITIC and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of CITIC at Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 10004, People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Kong Dan	Chairman
Chang Zhenming	Vice Chairman and President
Wang Chuan	Vice Chairman
Jing Shuping	Executive Director
Larry C. K. Yung	Executive Director
Mi Zeng Xin	Executive Director and VP
Dou Jianzhong	Executive Director and VP
Li Shilin	Executive Director and VP
Wen Jinping	Executive Director
Wang Jiong	Executive Director and VP
Zhao Jingwen	Executive Director and VP
Chen Xiaoxian	Executive Director and VP
Ju Wei Min	Director and CFO
Luo Ning	Director and Assistant President
Wang Dongming	Director and Assistant President
Sun Yalei	Director and Assistant President
Zhang Jijing	Director and Assistant President
Wang Jianzhi	Director
Sun Xiaowen	Director
Sun Xinguo	Director
Ren Qinxin	Director
Li Kang	Director
Qiu Yiyong	Director
Hong Bo	Director
Xuan Erniu	Director
Xu Yudi	Director
Guo Zhirong	Director
Guo Ketong	Director
Pu Jian	Director

SCHEDULE B

DIRECTORS OF CITIC PROJECTS

The names of the Directors of CITIC Projects and their principal occupations are set forth below. The business address of each of the Directors is that of CITIC Projects at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC Projects and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi Zeng Xin	Director

SCHEDULE C

DIRECTORS OF CITIC ASIA

The names of the Directors of CITIC Asia and their principal occupations are set forth below. The business address of each of the Directors is that of CITIC Asia at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC Asia and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi Zeng Xin	Director

SCHEDULE D

DIRECTORS OF ABLE STAR

The names of the Directors of Able Star and their principal occupations are set forth below. The business address of each of the Directors is that of Able Star at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Able Star and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi Zeng Xin	Director
Ko Fai Wong[1]	Director

[1]	Mr. Ko is a citizen of Australia.

EXHIBIT INDEX

Exhibit No.
99.6	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007.

99.7+	Co-operation Agreement, by and among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc, dated February 13, 2007.

99.8+	Shareholders’ Agreement, by and among, GE Capital Equity Investments Inc., Able Star Associates Limited, CITIC Group, General Electric Company and Asiaco Acquisition Ltd., dated 13 February 2007.